SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

Sprott Focus Trust, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

85208J109

(CUSIP Number)

W. Whitney George

c/o Sprott Asset Management USA Inc.

777 Post Road, 2nd Floor

Darien, Connecticut 06820

Telephone Number: (203) 656-2432

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85208J109	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON W. Whitney George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,569,363
	8	SHARED VOTING POWER 1,623,863
	9	SOLE DISPOSITIVE POWER 7,569,363
	10	SHARED DISPOSITIVE POWER 1,623,863

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 9,193,226
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 85208J109	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Meredith George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,867,855
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,867,855
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,867,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 85208J109	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON The Meredith and Whitney George Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,623,863
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,623,863

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,623,863
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 85208J109	13D	Page 5 of 6 Pages

This Amendment No. 24 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 24”) amends the Statement of Beneficial Ownership on Schedule 13D (as amended, the “Schedule 13D”) filed by the Reporting Persons with respect to the Common Stock, $0.001 par value per share (the “Shares”), of Sprott Focus Trust, Inc., a diversified closed-end investment company incorporated under the laws of the State of Maryland (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 24 shall have the meanings set forth in the Schedule 13D. The Reporting Persons are filing this Amendment No. 24 to Schedule 13D to report a change in their respective beneficial ownership percentages of the Shares, as indicated in Item 5 below. Except as amended and supplemented by this Amendment No. 24, the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

The aggregate purchase price of the Shares being reported in Item 5(c) of this Amendment No. 24, including brokerage commissions, was approximately $2,403,284. The source of the funds were Mr. George’s personal funds. No borrowed funds were used to purchase such Shares.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	As of the date hereof, the Reporting Persons beneficially own in the aggregate 11,061,081 Shares, which represents approximately 39.0% of the Issuer’s outstanding Shares.

Each percentage ownership of Shares set forth in the Schedule 13D is based on the 28,344,526.128 Shares issued and outstanding as of March 4, 2020.

(c)	The transactions in the Shares by the Reporting Persons within the past 60 days are set forth on Schedule A to this Schedule 13D. Each of these transactions was effected through the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 24, which agreement is set forth on the signature page to this Schedule 13D.

CUSIP No. 85208J109	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Shares of the Issuer.

Dated: March 5, 2020	W. Whitney George*

By: /s/ W. Whitney George

Meredith George*

By: /s/ Meredith George

The Meredith and Whitney George Family Foundation, Inc.*

By: /s/ W. Whitney George
Name: W. Whitney George
Title: Chairman

*

Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interests therein, and this report shall not be deemed an admission that such person or entity is the beneficial owner of these Shares for purposes of Section 16 of the Exchange Act, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Schedule A

Transactions in the Shares in the Past 60 Days:

W. Whitney George

Trade Date	Transaction	Number of Shares Bought/(Sold)	Price Per Share
01/10/2020	Purchase	12,497(1)	$7.311(2)(3)
01/13/2020	Purchase	28,051(1)	$7.395(2)(4)
01/14/2020	Purchase	27,820(1)	$7.4388(2)(5)
01/15/2020	Purchase	40,182(1)	$7.4334(2)(6)
01/23/2020	Purchase	2,266(1)	$7.4162(2)(7)
01/24/2020	Purchase	20,200(1)	$7.4371(2)(8)
01/27/2020	Purchase	11,600(1)	$7.2908(2)(9)
02/04/2020	Purchase	800(1)	$7.25
02/05/2020	Purchase	1,300(1)	$7.3
02/06/2020	Purchase	27,180(1)	$7.3841(2)(10)
02/07/2020	Purchase	20,000(1)	$7.3429(2)(11)
02/24/2020	Purchase	19,058(1)	$7.1984(2)(12)
02/25/2020	Purchase	22,996(1)	$7.1035(2)(13)
02/26/2020	Purchase	22,203(1)	$6.9882(2)(14)
02/27/2020	Purchase	40,000(1)	$6.7953(2)(15)
02/28/2020	Purchase	40,000(1)	$6.4218(2)(16)

(1)

Represents Shares purchased on the open market for the account of a trust established for the benefit of Mr. George’s children. As beneficiaries of the trust, Mr. George’s children have a pecuniary interest in the trust, and Mr. George may be deemed to beneficially own the Shares held by the trust.

(2)

The Reporting Persons hereby undertake to provide, upon request by the Securities and Exchange Commission staff, the issuer, or a stockholder of the issuer, full information regarding the number of Shares purchased at each separate price for all purchases for which the weighted average purchase price of multiple transactions with a range of prices is disclosed.

(3)	Represents the weighted average purchase price of multiple transactions with a range of prices between $7.27 and $7.35.
(4)	Represents the weighted average purchase price of multiple transactions with a range of prices between $7.36 and $7.40.
(5)	Represents the weighted average purchase price of multiple transactions with a range of prices between $7.415 and $7.45.
(6)	Represents the weighted average purchase price of multiple transactions with a range of prices between $7.40 and $7.45.
(7)	Represents the weighted average purchase price of multiple transactions with a range of prices between $7.39 and $7.44.
(8)	Represents the weighted average purchase price of multiple transactions with a range of prices between $7.37 and $7.45.
(9)	Represents the weighted average purchase price of multiple transactions with a range of prices between $7.25 and $7.30.
(10)	Represents the weighted average purchase price of multiple transactions with a range of prices between $7.35 and $7.40.
(11)	Represents the weighted average purchase price of multiple transactions with a range of prices between $7.33 and $7.35.
(12)	Represents the weighted average purchase price of multiple transactions with a range of prices between $7.175 and $7.20.
(13)	Represents the weighted average purchase price of multiple transactions with a range of prices between $7.00 and $7.12.
(14)	Represents the weighted average purchase price of multiple transactions with a range of prices between $6.95 and $7.00.
(15)	Represents the weighted average purchase price of multiple transactions with a range of prices between $6.70 and $6.85.
(16)	Represents the weighted average purchase price of multiple transactions with a range of prices between $6.375 and $6.45.